UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED

PURSUANT TO SECTION 8(a) OF

THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	SPHERE TRUST

Address of Principal Business Office (No. & Street, City, State, Zip Code):

440 N Barranca Ave #3149

Covina, CA 91723

Telephone Number (including area code):	(510)	473-7301

Name and address of agent for service of process: Incorporating Services Ltd. 3500 South Dupont Highway Dover, DE 19901

With Copies to: Rachael Schwartz Sullivan & Worcester LLP 1251 Avenue of the Americas, 19th Floor New York, NY 10020

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:  ⌧ YES     NO

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Covina and state of California on the 13th day of October, 2026.

SPHERE TRUST

Attest:	/s/ Jolie Chan		By:	/s/ Alexandra Wright-Gladstein
	Name:	Jolie Chan	Name:	Alexandra Wright-Gladstein
	Title:	Treasurer	Title:	Managing Trustee